15025129

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED APR 16 2015 SEC MAIL PROCESSING SECTION WASH, D.C. 194

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Grant, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th Floor
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name -- *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500 (Address) Los Angeles (City) CA (State) 90071-2629 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

DD 4/20/15

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 10 day of March, 20 15, by
Date *Month* *Year*

(1) Donald M Bizub

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

HAMILTON GRANT, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5

DECEMBER 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

HAMILTON GRANT, LLC

CONTENTS

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Managing Member
Hamilton Grant, LLC:

We have audited the accompanying statement of financial condition of Hamilton Grant, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Grant, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

April 14, 2015

HAMILTON GRANT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash equivalents	$	37,752
Securities owned, at fair value		190,099
Intangible assets		38,896
Prepaid assets		8,548
	$	275,295
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	5,000
Due to Parent		60,113
		65,113
Member's equity		
Common units, 27,000 issued		268,575
Accumulated deficit		(58,393)
Total member's equity		210,182
	$	275,295

See accompanying notes to financial statements.

HAMILTON GRANT, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Revenues	
Interest	$ 224
Change in unrealized gains on securities owned, at fair value	118
	342
Expenses	
Professional and legal	7,934
Other	4,343
	12,277
Net loss	$ (11,935)

See accompanying notes to financial statements.

HAMILTON GRANT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2014

	Common Units				Accumulated Deficit		Total Member's Equity
	Units		Amount				
Balances, beginning of year	6,000	$	58,575	$	(46,458)	$	12,117
Issuance of common units	21,000		210,000				210,000
Net loss					(11,935)		(11,935)
Balances, end of year	27,000	$	268,575	$	(58,393)	$	210,182

See accompanying notes to financial statements.

HAMILTON GRANT, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities		
Net loss	$	(11,935)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in unrealized gains and losses on securities owned		(118)
Changes in operating assets and liabilities:		
Purchase of securities		(189,981)
Accounts payable and accrued expenses		30,789
Prepaid Assets		(2,803)
Net cash used by operating activities		(174,048)
Cash used in investing activities		
Costs incurred for intangible assets		(38,896)
Cash provided by financing activities		
Issuance of common units		210,000
Net decrease in cash and cash equivalents		(2,944)
Cash equivalents, beginning of year		40,696
Cash equivalents, end of year	$	37,752

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hamilton Grant, LLC (the "Company") was formed in the state of Delaware in 2004. Concept Brokerage Holding Corporation (the "Parent") is the sole member of the Company. The Company was approved as a broker-dealer by the Financial Industry Regulatory Authority ("FINRA") in January 2014. The Company is also a registered broker-dealer under the Securities Exchange Act of 1934. The Company was formed to engage in the private placement of securities, participate in underwriting activities on a best efforts basis and provide corporate finance and merger and acquisition advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

These financial statements were approved by management and available for issuance on April 14, 2015. The Company has evaluated events occurring after the balance sheet date through the date the financial statements were available to be issued to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $37,752 in money market funds.

Valuation of Investments in Securities

In accordance with ASC 820, *Fair Value Measurement*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Income Taxes

All profits and losses of the Company are allocated to the Parent, the sole member. Therefore, there are no taxes associated with the operations of the Company. There are no open tax years for which the Company is subject to examination by major taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations of credit risk

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts.

3. Fair value measurements

The Company's assets, recorded at fair value, have been categorized based upon a fair value hierarchy in accordance with ASC 820-10. See Note 1 for a discussion of the Company's significant accounting policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Assets				
Securities owned, at fair value				
United States treasury notes	$ 190,099	$ -	$ -	$ 190,099
Cash equivalents	$ 37,752	$ -	$ -	$ 37,752
Total Assets	$ 227,851	$ -	$ -	$ 227,851

4. Intangible Asset

The Company capitalized the costs incurred in the development of its website. The Company will amortize this amount over a three year period, beginning in 2015, when the site becomes operational.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 in its first year of operation. As of December 31, 2014, the Company's net capital was $159,254, which was $154,254 in excess of its minimum requirement of $5,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedules, "Computation for Determination of Reserve Requirements under 15c3-3" and "Information Relating to Possession or Control Requirements under Rule 15c3-3."

Schedule I

HAMILTON GRANT, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Total member's equity		$ 210,182
Less nonallowable assets		
Intangible Assets		38,896
Prepaid Assets		8,548
		47,444
Net capital before haircuts		162,738
Haircuts		
Security positions		3,484
		3,484
Net capital		$ 159,254
Computation of minimum net capital required		
Aggregate indebtedness		$ 65,113
(6.67% of aggregate indebtedness, or $5,000, whichever is greater)		$ 5,000
Excess net capital ($159,254 - $5,000)		$ 154,254
Percentage of aggregate indebtedness to net capital	$ 65,113 / $ 159,254	41%

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2014, computed by the Company, in its Form X-17a-5, Part IIA, filed on March 13, 2015, does not differ from the above calculation that is based upon the audited financial statements.

See accompanying report of independent registered public accounting firm.

HAMILTON GRANT, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule. Because of this exemption, the Company has not included the schedules, "Computation for Determination of Reserve Requirements under 15c3-3" and "Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Managing Member
Hamilton Grant, LLC:

We have reviewed management's statements, included in the accompanying Hamilton Grant, LLC's Exemption Report (the Exemption Report), in which (1) Hamilton Grant, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

April 14, 2015

HIG

Hamilton Grant, LLC
Exemption Report

Hamilton Grant, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i)*.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i)throughout the most recent fiscal year ending December 31, 2014 without exception.

I, Brad Kaiser, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brad Kaiser
Chief Compliance Officer

April 14, 2015